

Eric Janszen

VirZOOM, Inc.

Lexington, Massachusetts

VirZOOM Inc.

University Massachusetts, Amherst

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Avid cyclist and believer that VR is the new frontier of fitness; Co-Founder & CEO VirZOOM; former VC and active angel investor; macro-economy and markets forecaster; Systems software hacker, product management director, VP Sales, and CEO of VC-backed start-ups; Portfolio Penguin economics boo...

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Articles & activity

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Data prove VirZOOM gets you moving

Eric Janszen
Published on LinkedIn

VirZOOM can help millions achieve modest yet critical long-term fitness goals Daily Exercise Versus Sporadic Long-Term Exercise There is no benefit to engaging in longer aerobic s ...see more

8 Likes • 2 Comments

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Two months after shipping our revolutionary new turnkey, self-...

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VZfit turns any commercial stationary bike into a riot of fitnes...

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14 Likes • 3 Comments

Awesome news, Jeffrey. Guess it's launch day for both our companie...

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Experience



CEO & Co-founder
VirZOOM Inc.
2015 – Present · 3 yrs
Cambridge, MA
Virtual Reality technology company.

Executive Chairman
mKues

2015 – Present · 3 yrs
NYC
mKues bridges the gap between television and mobile devices, invisibly.

• Used by TV & Film Producers to fund production, while keeping content genuine
• Used by Viewers to seamlessly connect with brands & purchase products... See more

iTulip, Inc.

Founder & President
iTulip, Inc.
Mar 2006 – Present · 12 yrs 7 mos
Bedford, MA
Global online economics and financial services company founded in 1998 with more than eight million visitors that Gill Griffeth of CNBC called"...the place to go for a contrary view of the markets" and The New York Times credits for accurate forecasts of future economic developments.

MassArt Foundation, Inc.

Committee Member
MassArt Foundation, Inc.
2010 – Present · 8 yrs
Voting member of MassArt Foundation advisory committee of board of directors.

Twin Focus Capital Partners

Economic Analyst
Twin Focus Capital Partners
2010 – Present · 8 yrs
Boston, MA
Twin Focus Capital Partners, LLC is a globally-focused Multi-Family Office that delivers tailor-made investment and financial solutions to a select group of ultra-high-net-worth families, individuals and institutions worldwide.

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Education

University Massachusetts, Amherst

University Massachusetts, Amherst
BS, Resource Economics
1976 – 1980
Activities and Societies: Board Director, Mass Telecom Council

Skills & Endorsements

Venture Capital · 60
Endorsed by **Charlie Cameron and 1 other who is highly skilled at this**
Endorsed by **2 of Eric's colleagues at VirZOOM Inc.**

Entrepreneurship · 43
Endorsed by **Charlie Cameron and 4 others who are highly skilled at this**
Endorsed by **2 of Eric's colleagues at VirZOOM Inc.**

Start-ups · 39
Endorsed by **Charlie Cameron and 4 others who are highly skilled at this**
Endorsed by **2 of Eric's colleagues at TruTouch Technologies, Inc.**

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